Filed by Developers Diversified Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On December 18, 2002, JDN Realty Corporation disseminated the following press release:

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FOR IMMEDIATE RELEASE

Contact: Charles N. Talbert
Director of Investor Relations
(404) 262-3252

JDN REALTY CORPORATION DECLARES QUARTERLY CASH
DIVIDENDS FOR COMMON AND PREFERRED STOCK

ATLANTA, GA (December 18, 2002) — JDN Realty Corporation (NYSE: JDN) today announced that its Board of Directors has declared quarterly dividends for the Company's common and preferred stock.

The common stock quarterly dividend of $0.26 per share for the quarter ending December 31, 2002, is payable on December 31, 2002, to shareholders of record on December 24, 2002.

The quarterly dividend for JDN Realty Corporation's 9 3/8% Series A Cumulative Redeemable Preferred Stock (NYSE: JDNPrA) of $0.586 per share for the quarter ending December 31, 2002, is payable December 31, 2002 to shareholders of record on December 24, 2002.

JDN is a real estate company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. Headquartered in Atlanta, Georgia, JDN owns and operates directly or indirectly 100 properties, containing approximately 11.3 million square feet of gross leasable area, located in 20 states. The common stock and preferred stock of JDN are listed on the New York Stock Exchange under the symbols "JDN" and "JDNPrA," respectively.

For additional information, visit the Company's home page on the Internet at http://www.jdnrealty.com.

Additional Information about the Merger and Where to Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

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JDN REALTY CORPORATION
359 E. PACES FERRY ROAD, NE
SUITE 400
ATLANTA, GEORGIA 30305
(404) 262-3252
Fax (404) 364-6444